

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 13, 2018

Robert Lisy
Chief Executive Officer
International Money Express, Inc.
9480 South Dixie Highway
Miami, Florida 33156

> **Re:** **International Money Express, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 20, 2018**
> **File No. 333-226948**

Dear Mr. Lisy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your prospectus to clarify whether you are registering common stock for sale in a primary offering only or whether you are conducting both a primary offering and a secondary offering by selling shareholders. In this regard, we note your disclosure that you will receive net proceeds from the exercise of the warrants but not from the sale of the underlying shares. To the extent you are conducting a secondary offering, please revise your prospectus to provide the disclosures required by Item 507 of Regulation S-K.

Incorporation By Reference, page 89

2. Please revise your prospectus to remove this section or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during

the past three years are ineligible to incorporate by reference on Form S-1. Please refer to General Instruction VII.D of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Danilo Castelli, Staff Attorney, at (202)551-6521, Jennifer López-Molina, Staff Attorney, at (202)551-3792 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Tony Lauro
        Steven Epstein
        Meredith Mackey